China United Insurance Services, Inc.
Building 4F, Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan PRC

December 2, 2011

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	China United Insurance Services, Inc.
Amendment No. 3 to Registration Statement on Form S-1/A
Filed November 14, 2011
File: 333-174198

Dear Mr. Reidler:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China United Insurance Services, Inc. (the “Company”) dated November 28, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 3 to Registration Statement on Form S-1/A

Risk Factors
“If our contracts with insurance companies are terminated or changed…,” page 15

Staff Comment 1.   In this risk factor and on pages 44 and 45, please update your disclosure regarding your top insurance company partners for the fiscal year ended June 30, 2011.

Response: The requested disclosure has been provided on pages 16, 45 and 46 of the prospectus.

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 39

Staff Comment 2.   With regard to previous comment 14, disclose when the $11,462 payments were made and what periods they relate to. Clarify the following disclosure from page 21 “Both of them have made temporary tax filing on a quarterly basis with a year-end adjustment on enterprise income tax prepaid” and what you mean by the phrase “For the avoidance of doubt” also on page 21.

Response:   The requested disclosure has been provided on pages 22 and 38 of the prospectus.

Summary Compensation Table
Employment Agreements, page 55

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
December 2, 2011

Staff Comment 3.   You disclose that your employment agreements with Messrs. Lo and Hsu provide for performance targets with the total first year premium, which if such targets are not met, the agreements can be terminated by Henan Anhou and Sichuan Kangzhuang, respectively, without payment of the termination fee. Please expand your disclosure to disclose whether the relevant targets were met.

Response:  The requested disclosure has been provided on page 56 of the prospectus.

Certain Relationships and Related Transactions, page 58

Staff Comment 4.  We note that in this section you have disclosed various transactions and amounts as of June 30, 2010. Please update your disclosure for the fiscal year ended June 30, 2011.

Response:  The revised disclosure has been provided on page 59 of the prospectus.

Financial Statements, page F-1

Staff Comment 5.   Please include updated interim financial information as required by Rule 8-08 of Regulation S-X in your next amendment. In doing so, please also file an updated, signed consent from your independent auditors.

Response:   Interim financial information as required by Rule 8-08 of Regulation S-X has been included in the prospectus.

Report of Independent Registered Public Accounting Firm, page F-2

Staff Comment 6.   Please ask your auditor to clarify why its audit opinion includes reference to the audits of China United Insurance, Inc. and of Henan Law Anhou Insurance Agency Co., LTD. The financial statements that follow are those of the registrant, China United Insurance, Inc.

Response:  The auditor’s audit opinion has been revised to only reference the registrant, China United Insurance Service, Inc.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
December 2, 2011

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Crone Law Group, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Lo Chung Mei
Lo Chung Mei
President and Chief Executive Officer

CC:	The Crone Law Group